PETROSONIC ENERGY, INC.

September 27, 2013

VIA EDGAR

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Petrosonic Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 24, 2013
File No. File No. 333-186580

Dear Mr. Reynolds:

This letter is in response to your letter dated August 14, 2013 to Petrosonic Energy, Inc. (the “Company”) regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). For your ease of reference, we have repeated the comments included in your letter immediately above each response. In conjunction with this letter, the Company has filed amendment number 3 to the Registration Statement (the “Amendment”) and amendment number 2 to the Form 10-K (the “10-K Amendment”) for your review.

General

1. We note your June 10, 2013 press release, “Petrosonic Energy, Inc. Announces Completion of Emulsification Plant and Start of Revenue Generation,” on your website. It appears that you have completed the installation of your emulsification plant and have begun revenue generation with that plant. Please clarify the current processing capacity of the emulsification plant. Please also revise your disclosure throughout your prospectus to clarify that the company is still in the construction phase of creating a heavy oil de-asphalting and processing facility using sonic energy with the cost to complete construction being approximately $1.7 million. We may have further comment.

We have revised the Registration Statement as you requested. Please see pages 1, 2, 4, 16, 24, 26 and 36 of the Amendment.

2. Please revise your registration statement to insert your financial statements after the section “Where You Can Find More Information” and prior to Part II of the registration statement.

We have revised the Registration Statement to place the financial statements as you requested.

3. We note that the company announced on July 15, 2013 it entered into a new Memorandum of Understanding Agreement with East West Partners LLC for its Sonoprocess. Please revise to describe the material terms of this agreement. Also file the agreement as an exhibit to the Form S-1 or advise us why you are not required to file the agreement as an exhibit to your registration statement.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

September 27, 2013

We have revised the Registration Statement to include information regarding the Memorandum of Terms with East West Partners, LLC. Please see page 17 of the Amendment. The Memorandum of Terms is not binding on either party and is missing a material term, namely the license fee that will be paid to us for each barrel of oil processed by East West Partners, LLC using our technology. For the aforementioned reasons we have determined that the Memorandum of Terms is not a material agreement and we have not filed the Memorandum of Terms as an exhibit to the Registration Statement. We will provide the Memorandum of Terms to you for review, supplementally, if you desire.

4. Please revise your disclosure throughout the prospectus to clarify the status of the company’s current operations and the status of the sonic reactor.

We have revised the disclosure as you requested. Please see pages 1, 15, and 24.

5. Please confirm that you have included all graphics, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

This will confirm that the prospectus includes all graphics, photographs and related captions or other artwork, including logos, that we intend to use.

6. We note that Tobin Smith with ChangeWave, Inc., dba NBT Communications, disseminated a newsletter regarding the company’s prospects in the energy and oil fields. We also note the disclosure in the newsletter concerning forward looking statements that “Petrosonic Energy Inc. notes that statements contained herein that look forward in time, which include everything other than historical information, involve risks and uncertainties that may affect the Company’s actual results of operations ….” Please advise us whether the company, or any of its affiliates, contributed information to, or assisted in the production of, or had any participation in, or financed the newsletter in anyway. Specifically address whether the company compensated ChangeWave, Inc., Beaumont Media LLC or Belmont Group Ltd. for disseminating the newsletter. We may have further comment.

We requested a copy of this newsletter from you on Friday, September 20, 2013 but as yet we have not received it. Once we receive a copy of the newsletter we can respond to this comment.

7. We note your response to our comment 16 in our letter dated June 13, 2013 that the Master Toll Services Agreement is an agreement made in the ordinary course of your business. We note that the company to date has only entered into Master Toll Services Agreement with IDK Petrol Albania Sila. It appears to us that your business operations and revenues are substantially dependent upon the Master Toll Services Agreement with IDK Petrol Albania Sila. See Item 601(b)(10)(ii)(B). Please file the Master Toll Services Agreement with IDK Petrol Albania Sila as an exhibit to the registration statement.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

September 27, 2013

We have filed the Master Toll Services Agreement as an exhibit to the Registration Statement, as you requested.

Prospectus Summary, page 1

8. We note your revised disclosure in response to comment 3 of our letter dated March 9, 2013. Please expand your disclosure in this section to more specifically address when you anticipate engaging in revenue generating activities. In this regard, we note that you believe you expect construction of your Albania facility to be complete and for operations to begin “during the 2013 year.”

We have revised the disclosure as you requested. Please see pages 1 and 2 of the Amendment.

9. We note your revised disclosure on page 20 in response to comment 4 of our letter dated March 9, 2013 and we reissue the comment. Please provide a summary of such disclosure under this heading. In particular, address the ownership and relationships between Petrosonic Energy, Inc., Sonoro Energy Ltd., Petrosonic Albania Sha., and Albnafta, Ltd. and the acquisition of assets from Sonoro Energy Ltd. on July 27, 2012. In addition, briefly address any licensing agreements between the companies and clarify any other important relationships between these companies. Clarify the ownership of Petrosonic Albania Sha.

We have revised the Summary to include this information, as you requested. Please see page 1 of the Amendment.

The Offering, page 2

10. We note your revision in this section indicating that the amount of the company’s outstanding common stock increased from 65,329,000 shares to 79,540,855 shares as of July 15, 2013. Please advise us of the stock issuances that resulted in the increase of outstanding shares and the exemptions claimed for those issuances.

The number of shares outstanding provided to us by the transfer agent on February 5, 2013 did not yet include the 12,610,000 shares that were sold in the private offering that we completed on January 16, 2013. The shares were issued in reliance on the exemption provided by Rule 506 of Regulation D. The shares were issued on or about February 9, 2013. On March 1, 2013 and March 25, 2013, we issued a total of 707,405 shares of common stock to holders of convertible debentures having an aggregate principal amount of $165,000. The shares were issued to holders of our convertible promissory notes in reliance on Section 3(a)(9) of the Securities Exchange Act. On March 21, 2013 we issued 270,000 shares of common stock to Loma Management Partners Inc., pursuant to our agreement with it. On April 15, 2013 we issued 25,000 shares of common stock to Benjamin L. Padnos, pursuant to our consulting agreement with him. On April 18, 2005 we issued 225,000 shares of common stock to our legal counsel, pursuant to our retainer agreement. On April 19, 2013 we issued 150,000 to Brean Capital, pursuant to an investment banking services agreement. In July 8, 2013 we issued an additional 225,000 shares of common stock to our legal counsel pursuant to our retainer agreement. All of the shares issued to the consultants were issued in reliance on Section 4(a)(2) of the Securities Act of 1933. The stock transfer agent also noted in the report that a fractional share account of 550 shares was cancelled.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

September 27, 2013

Risk Factors, page 3

11. We note your disclosure in the risk factor “Because we are a small, unproven company, stockholders may find it difficult to sell their common stock in the public markets.” We also note that the Alberta Securities Commission has issued a cease trade order for trading in or the purchase of the company’s securities. Please revise this risk factor to address the impact on the company’s liquidity from the cease trade order and also address this disclosure in your Market for Common Equity and Related Stockholder Matters section on page 11.

We have revised both the above-referenced risk factor along with the risk factor titled “Our future is dependent upon our ability to obtain financing. If we do not obtain financing, we may have to cease our activities and investors could lose their entire investment.” and the discussion at “Market for Common Equity and Related Stockholder Matters” as you requested. Please see pages 4, 12, 14 and 22 of the Amendment.

Shares That May Be Sold In The Future, page 12

12. Please revise to identify which consultant will receive $2,500 in value of shares of common stock on a monthly basis.

We have revised this disclosure, as you requested. Please see pages 2, 14 and 16 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Overview, page 13

13. Please revise to identify each consultant noted on page 14 where all of the firms will receive a total of 1,270,000 shares of common stock. Identify the firm that will provide strategic investor relations services, the firm that provides legal services, and the firm that will provide financial and investor relations services.

We have revised this disclosure at page 16 of the Amendment, as you requested, although the information was provided in the discussion titled “Market for Common Equity and Related Stockholder Matters – Shares that may be Sold in the Future”.

14. Please revise to include the material terms of the agreement with Quadrise Canada Corporation regarding acquiring the emulsion technology.

We have revised this disclosure, as you requested, to provide further information relating to the agreement with Quadrise Canada Corporation. Please see page 17 of the Amendment.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

September 27, 2013

15. Revise to indicate the amount of the placement agent fee and warrants in the January 16, 2013 private placement.

We have revised this disclosure, as you requested. Please see page 15 of the Amendment and our response to comment 16.

16. We note your revised disclosure in response to comment 25 of our letter dated March 9, 2013. Please advise why you have deleted your disclosure regarding the two-year warrants for 275,000 shares of common stock at $0.50 per share. We may have further comment.

We deleted the disclosure because it was incorrect. During the private offering that closed on January 16, 2013, we worked with three placement agents. However, after the offering closed, one of the placement agents was told by his employer that he was not permitted to accept compensation for his services because the firm had not approved the offering. Therefore, the warrants that had been issued to him were cancelled and the cash fee that was paid to him was returned to us.

Results of Activities, page 16

17. We note that you present the results of operations for the years ended December 31, 2012 and December 31, 2011 on page 19 after your Critical Accounting Estimates discussion on page 18. Please consider moving the results of operations for the years ended December 31, 2012 and December 31, 20133 [sic] to the section immediately following the results of operations for the Three Months Ended March 31, 2013 and March 31, 2012 on page 16.

We have revised the placement of this discussion, as you requested. Please see pages 18 and 19 of the Amendment.

18. We note you indicate that the general and administrative expenses for the quarter ended March 31, 2013 were $349,698 which included expenses for legal, accounting, investor relations and other administrative cost incurred with developing and implementing your operating plan. We also note that the operating expenses were $251,547 for the year ended December 31, 2012 resulting from increases in legal, accounting, investor relations and other administrative costs. Please revise to provide a more detailed discussion of the significant components of the general and administrative expenses, if applicable, and also quantifying those noted components.

We have revised this discussion, as you requested. Please see pages 18 and 19 of the Amendment.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

September 27, 2013

Liquidity and Capital Resources, page 17

19. Please revise to indicate whether you have any current sources of financing or if you have any agreements for any future financing.

We have included this information, as you requested. Please see pages 2, 4, 16, 18 and 22 of the Amendment.

20. Please address your need for additional funding for the $1.7 million needed to complete the construction of the heavy oil de-asphalting facility in Albania.

We have included this information, as you requested. Please see pages 2, 4, 16 and 26 of the Amendment.

21. Please consider combining the liquidity discussions regarding the company’s cash flows on page 17 for the three months ended March 31, 2013 with the discussion on page 19 for the year ended December 31, 2012.

We have combined these discussions, as you requested. Please see pages 21 and 22 of the Amendment.

Our Business, page 20

22. We note your revised disclosure in response to comment 19 of our letter dated March 9, 2013 and we reissue the comment. Specifically we note the only description of the purchase agreement with Sonoro is that it “contained customary representations, warranties, and conditions to closing.” Please revise your document to address, in an appropriate location, the material terms of the transaction with Sonoro Energy Ltd. including the asset purchase from Sonoro Energy Ltd.

We have revised this discussion, as you requested. Please see pages 23 and 24 of the Amendment.

Sonication Operation Plans and Business Focus, page 21

23. We note your revised disclosure in response to comment 21 of our letter dated March 9, 2013 and we reissue the comment. Please discuss the milestones and the time frame for each milestone in your plan of operations up to the point where you anticipate generating revenues. Also, disclose the anticipated costs of achieving such milestone. In this regard, we note certain added disclosure such as “we plan to have our first 1,000 bopd stand-alone sonication facility in Albania operational in the third quarter of 2013.” Consider presenting such information in columnar format for ease of understanding.

We have revised this disclosure, as you requested. Please see pages 16, 25 and 26 of the Amendment.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

September 27, 2013

The Industry, page 22

24. Please revise to provide the basis for your statements under the Global Need, Supply and Production heading. In this regard, we note your World Energy Council reference but that source does not appear to provide support for all statements in the first paragraph.

We have revised the disclosure to include the basis for the statements, as you requested. Please see page 27 of the Amendment. We have also included the article cited. Please see page 1 of the article.

Oil Sands Production in Canada, page 25

25. We note your revised disclosure in response to comment 36 of our letter dated March 9, 2013. Specifically, we note your statement that you believe you would “be able to separate the oil from the waste and sell the heavy crude oil into the market.” Please advise us of the basis for this statement.

This statement is based on an assumption we have made that taking bitumen and diluents out of the waste oil in the tailing ponds will be substantially similar to removing impurities from the bitumen, such as clay and other metals. We are having an independent third party test this assumption. We have revised the disclosure to include this information. Please see page 29 of the Amendment.

Properties, page 32

26. We note your response to comment 42 of our letter dated March 9, 2013 and we partially reissue the comment. Please revise your disclosure in this section to discuss the suitability, adequacy, productive capacity and extent of utilization of your facilities. Please see instruction 1 to Item 102 of Regulation S-K.

We have revised the disclosure, as you requested. Please see page 35 of the Amendment.

27. We note your revised disclosure in response to comment 43 of our letter dated March 9, 2013. Specifically, we note your removal of your head office disclosure. Please revise to provide Regulation S-K Item 102 disclosure for your head office. In this regard, we note a Los Angeles, California address on your coversheet.

We have revised the disclosure, as you requested. Please see page 36 of the Amendment.

Business Experience, page 33

28. We note your revised disclosure in response to comment 45 of our letter dated March 9, 2013 and we reissue the comment as it remains unclear what Mr. Agolli did professionally from August 2008 until February 2009. In addition, please clarify the “key role” Mr. Agolli played in BNK Petroleum.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

September 27, 2013

We have revised the disclosure to include this information. Please see page 36 of the Amendment.

29. We note your revised disclosure in response to comment 46 of our letter dated March 9, 2013 and we reissue the comment. Please indicate if Mr. Agolli has any equity ownership interest in Sonoro Energy, Ltd and the amount of his equity ownership. Also clarify when Mr. Agolli has provided consulting services to Sonoro Energy Ltd. along with the type of consulting services provided.

We have revised the disclosure, as you requested. Please see page 36 of the Amendment.

Executive Compensation, page 34

30. Please revise your executive compensation table to reflect the compensation paid to Art Agolli for the year ended December 31, 2012.

We have revised the information in the table, as you requested. Please see page 38 of the Amendment.

Certain Relationships and Related Transactions and Director Independence, page 35

31. We note your revised disclosure in response to comment 43 of our letter dated March 9, 2013 and we partially reissue the comment. Please revise to address your Calgary, Alberta, Canada office space arrangement with your director or advise.

We have revised this information, as you requested. Please see page 39.

Financial Statements

Financial Statement Presentation

32. We note in your response to our prior comment 10 you indicate that re-dating or dual dating the audit opinion is not necessary because there was no new audit evidence or conclusions obtained by your auditors in making the revisions. The restatement affected the Consolidated Statement of Stockholder’s Equity which is required to be audited and the auditor must be associated with all changes. As such, we continue to believe your auditor is required to either re-date or dual date the opinion.

We have included a dual dated opinion, as you requested.

33. Please also clearly indicate your financial statements have been restated by labeling the appropriate financial statements as “Restated.”

We have labeled the appropriate financial statements as “restated”, as you requested. Please see pages F-3 and F-5.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

September 27, 2013

Exhibits

34. We note your response to and revision in response to comment 69 of our letter dated March 9, 2013. Please file the executed version of the Consulting Agreement with StoryCorp Consulting and file the Consulting Agreement with Ormont Investor Relations and Strategic Communications, LLC in its entirety. In addition, please reconcile the exhibit numbers in the exhibit index with those assigned to the exhibits in Edgar. For instance, the Memorandum of Understanding with Quadrise Canada is filed as Exhibit 10.17 but is listed as Exhibit 10.16 in the index.

The Memorandum of Understanding with Quadrise Canada Corporation is incorporated by reference to the Registration Statement from the Company’s Annual Report on Form 10-K. In the Form 10-K, the Memorandum of Understanding was designated on the exhibit list as exhibit 10.17 and filed as exhibit 10.17. In the Registration Statement, the Memorandum of Understanding was designated as exhibit 10.18. Therefore, we do not believe that the exhibit index needs to be corrected.

35. We note your response to comment 70 of our letter dated March 9, 2013. It appears that you have filed Exhibit 10.8 with your Fiscal Year Ended December 31, 2012 Form 10-K. Please revise your exhibit index to provide the appropriate incorporation by reference information.

Footnote 7 referenced our Form 10-K, as amended, and as filed on July 12, 2013. We have revised the footnote to make it clearer that the filing was an amendment to the Form 10-K. Otherwise, we believe that the footnote reference is correct.

36. Your Consulting Agreement with Ormont Investor Relations and Strategic Communications, LLC appears to be missing exhibits, schedules and/or attachments. Please file the exhibit in its entirety with your next revision.

Exhibit A, which is referred to in the Assignment and Assumption of Services Agreement, is the original “Contract for Investor Relations Services” between Ormont Investor Relations and Strategic Communications, LLC and the Company. It has been included as Exhibit A, as you requested.

37. Please file the executed version of your Consulting Agreement with StoryCorp Consulting with your next revision.

We have filed the executed version of the consulting agreement with StoryCorp Consulting, Inc., as you requested.

Form 10-K for the Fiscal Year Ended 2012

38. Please revise the Form 10-K for the preceding comments, as applicable.

We have revised the Form 10-K as you requested.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

September 27, 2013

39. We note your response to comment 2 of our letter dated June 13, 2013. We are unable to locate the information you say is included with the letter. Please supplementally provide us with this information, highlighting the portions that are included in your revised prospectus. We may have further comment.

We have re-filed the information from the Oil Sands Discovery Centre, as you requested. Please see pages 3 and 5 of that document for support for the statements included in the third paragraph of the section of the 10-K Amendment titled “Oil Sands Production in Canada” at page 7.

In responding to your comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has adequately addressed your comments. If you have additional comments or questions, please contact Mary Ann Sapone, Esq. via e-mail at msapone@richardsonpatel.com or by telephone at (707) 937-2059.

Very truly yours,

PETROSONIC ENERGY, INC.

By:	/s/ Art Agolli
Art Agolli Chief Executive Officer